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                          August 10, 2023

       Patrick J. Callan, Jr.
       President, Chief Executive Officer and Director
       One Liberty Properties, Inc.
       60 Cutter Mill Road
       Great Neck, New York 11021

                                                        Re: One Liberty
Properties, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 4,
2023
                                                            File No. 333-273713

       Dear Patrick J. Callan, Jr.:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ronald
(Ron) E. Alper at 202-551-3329 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Jeffrey A. Baumel